EX-99.1

TELMEX ANNOUNCES CASH TENDER OFFER FOR SHARES OF EMBRATEL

Mexico City, May 8, 2006. Teléfonos de México, S.A. de C.V. (TELMEX) (BMV: TELMEX; NYSE: TMX; NASDAQ: TFONY; LATIBEX: XTMXL) announced today that, through a Brazilian subsidiary, TELMEX will make a cash tender offer for any and all outstanding publicly held common and preferred shares of Embratel Participações S.A. (Embratel Holdings). The price will be 6.95 Brazilian reais per 1,000 shares, plus indexation as described below, for both common shares and preferred shares. TELMEX currently owns 72.4% of the outstanding shares of Embratel Holdings, including 97.3% of the common shares and 45.5% of the preferred shares. Unibanco – União de Bancos Brasileiros S.A. will act as the intermediary institution for the tender offer in Brazil.

The commencement of the tender offer is subject to registration by the Commissão de Valores Mobiliários (CVM), the Brazilian stock exchange regulator. TELMEX will commence the offer by publishing a Notice of Tender Offer (edital) in Brazil after the CVM approves the registration of the tender offer. TELMEX intends to submit a request for registration to the CVM on May 9, 2006, but it cannot predict the date on which it will be able to commence the tender offer. The tender offer will be classified as a mandatory public tender offer for the purchase of all outstanding shares, for the purpose of canceling the registration of Embratel Holdings as a public company under Article 21 of Brazilian Law No. 6,385/76, pursuant to Article 4, section 4 of Law No. 6,404/76 and CVM Instruction No. 361/02. This announcement is made pursuant to CVM Instruction No. 358/02.

The tender offer will also be open to all holders of shares in the United States, including holders of preferred shares represented by American Depositary Shares (ADSs). Arrangements will be made for holders of ADSs to tender through a receiving agent in the United States and to be paid the purchase price in U.S. dollars based on exchange rates prevailing at the time of payment. Upon commencement of the tender offer, TELMEX will publish a tender offer statement and file it with the U.S. Securities and Exchange Commission (SEC). Holders of Embratel Holdings shares and ADSs should read the tender offer statement, because it will contain important information about the tender offer. The tender offer statement will be available free of charge at the website of the SEC and from TELMEX.

The tender offer will be for any and all outstanding common shares and preferred shares, and the offer price will be 6.95 Brazilian reais per 1,000 shares, indexed to the Taxa Referencial (an interest rate published by the Central Bank of Brazil) from today through the settlement of the tender offer. The tender offer will be subject to certain conditions. As required by Brazilian law, TELMEX may be required to accept less than all shares tendered, and to prorate tendering holders, under limited circumstances that will be described in the Notice of Tender Offer and the tender offer statement.

The purchase price is approximately 31% greater than the closing price of the common shares and 26% greater than the closing price of the preferred shares of Embratel Holdings on Friday, May 5, 2006. The purchase price is also approximately 35% greater than the weighted average price of the common shares and 30% greater than the weighted average price of the preferred shares of Embratel Holdings on the São Paulo Stock Exchange (Bovespa) for the 30 days through May 5, 2006.

Following the offer, if the applicable requirements of Brazilian and U.S. law are met, (a) the CVM will withdraw the registration of Embratel Holdings as a publicly traded company and require the delisting of the common shares and the preferred shares from Bovespa, (b) TELMEX will cause Embratel Holdings to redeem for cash at the tender offer price any shares that have not been purchased in the tender offer, and (c) TELMEX will cause Embratel Holdings to terminate the listing of the ADSs on the New York Stock Exchange, to terminate the Deposit Agreement under which the ADSs are issued, and to terminate its reporting obligations under the U.S. securities laws. Each of these steps is subject to different legal requirements, which will be described in the Notice of Tender Offer and the tender offer statement. Whether the requirements for each step are met will depend in part on the number of shares purchased in the tender offer.

For purposes of Article 4, section 4 of Law No. 6,404/76 and CVM Instruction No. 361/02, TELMEX retained Banco ABN AMRO Real S.A. to prepare a valuation report (laudo de avaliação) with respect to Embratel Holdings, which is dated May 1, 2006 (Valuation Report). TELMEX will submit the Valuation Report to the CVM and to Bovespa on May 9, 2006. For purposes of Article 4-A of Law No. 6,404/76 and of Articles 23 and 24 of CVM Instruction 361/02, the Valuation Report and a form of the Notice of Tender Offer may be consulted at the following addresses:

COMISSÃO DE VALORES MOBILIÁRIOS

Rua Sete de Setembro, nº 111, 5th floor,”Centro de Consultas”

Rio de Janeiro, RJ, 20050-901

Rua Formosa, nº 367, 20th floor, Downtown, São Paulo, SP, 01049-000

Brazil www.cvm.gov.br

BOLSA DE VALORES DE SÃO PAULO—BOVESPA

Rua XV de Novembro, 275, São Paulo, SP, 01013-001

Brazil

www.bovespa.com.br

TELÉFONOS DE MÉXICO, S.A. DE C.V.

Parque Vía 198, Oficina 701

Colonia Cuauthtémoc

México, D.F., C.P. 06599

Mexico

www.TELMEX.com

EMBRATEL PARTICIPAÇÕES S.A.

Rua Regente Feijó, no. 166, Office 1687-B

Centro, Rio de Janeiro RJ, 20060-060

Brazil

www.embratel.com.br

UNIBANCO—UNIÃO DE BANCOS BRASILEIROS S.A.

Av. Eusébio Matoso, 891, 20th floor

Pinheiros, São Paulo, SP, 05423-901

Brazil

www.unibanco.com.br

TELMEX is the leading telecommunications company in Mexico. TELMEX and its subsidiaries provide a wide range of telecommunications services, data and video transmission and Internet access, as well as integrated telecommunications solutions to its corporate customers. Additionally, it offers telecommunications services through its international subsidiaries in Argentina, Brazil, Chile, Colombia and Peru. More information about TELMEX can be accessed on the Internet at www.TELMEX.com.

Embratel Participações S.A. is the holding company of Embratel, a leading integrated telecommunications provider offering solutions to business and services to residential customers all over Brazil. Service offerings include: outsourcing, high-speed data communications, Internet, corporate networks, advanced voice and international, domestic and local telephony. Embratel operates a proprietary state-of-the-art network with countrywide coverage and presence in Brazil’s main metropolitan areas. It also controls TELMEX do Brasil, a corporate business telecommunications provider and has a 37.11 percent economic interest in Net Serviços, Brazil’s leading pay TV operator.

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